Exhibit 21

Subsidiaries of the Registrant

Subsidiary	State of Incorporation

Charron Construction Consulting, Inc.	Virginia

GEOMET Technologies, LLC	Maryland

VEC Corp.	Pennsylvania

Versar Global Solutions, Inc.	Virginia

Versar International, Inc.	Delaware

GEOI 1 Limited	United Kingdom

Professional Protection Systems, Limited	United Kingdom